Exhibit 1

Media release

1 March 2004

Westpac updates 2004 operating conditions

Westpac’s Group Executive is meeting with a group of Institutional investors on the afternoon of 1 March 2004.  The following is a copy of David Morgan’s introduction to that meeting

Good afternoon and thank you for joining us this afternoon.

While we are not here to preempt our earnings for the first half, I know that you will be keen to get an update on conditions since we reported last year, so let me get this out of the way up-front.

Overall, performance across the group year to date has been sound and we are broadly comfortable with the band of market expectations for 2004 earnings.

Importantly, earnings to date have been well balanced with cash earnings for all our major business units tracking above that for the same time last year.

One of the more pleasing aspects of our recent performance has been the continued progress on staff and customer satisfaction — both critical to our success.

The culture change we have undertaken over the last 5 years has been a long journey and we are having considerable success.  Staff morale is higher and this is translating into improved customer satisfaction.

Similarly our governance and corporate responsibility programs are well embedded in the organization and are firmly linked to managing risk and enhancing shareholder value.

Recently we were again recognized when we received an ASX award for corporate governance reporting.  We have also been awarded the highest rating by Governance Metrics International in their Global Governance Ratings, one of only 22 companies globally and the only bank and only Australian company to receive this top rating.

Turning back to the business and looking at loan growth — the trends you have seen in Australian and New Zealand credit growth over recent months are not inconsistent with our own numbers.  Since the end of September 2003 net loans and acceptances across the group have increased by 5%, to the end of January 2004.

On the mortgage side, we have continued to grow at a pace a little bit below the market in Australia.  This is in line with the trends experienced last year and our desire to avoid those parts of the market that are most sensitive to rising interest rates and to excess supply.

Importantly, the long awaited slowing in the housing market is beginning to unfold.  While it is difficult to judge a changing trend over the quieter Christmas period, we have seen housing loan applications and drawdowns ease from their highs of 2003 and we expect this to continue through the year.

The rise in interest rates that we have seen since late last year has on balance been marginally positive for the group.  Higher earnings on non-interest bearing funds, combined with a restoration of deposit margins, has partially offset the other factors depressing margins including:

•                  the lags when adjusting lending rates for rising official interest rates;

•                  the changing mix of the book to lower margin mortgages; and

•                  the normal structural decline we experience in margins given the competitive landscape.

Consistent with the state of the Australian and New Zealand economies, asset quality remains remarkably good, with all our key asset quality measures remaining at very low levels.  Our watchlist and impaired categories have continued to improve, with a number of long standing problem exposures progressing towards resolution.

As a result, the bad and doubtful debts charge is currently running below levels of last year.

In New Zealand, the turnaround has continued and we are beginning to see modest improvements in market share in both housing and business lending.  In housing, we achieved a share of new business of 22% in the December quarter against our overall market share of outstandings of 20%.

The change program we have implemented in the New Zealand bank, including the move to Auckland and the change from WestpacTrust to Westpac brand, are having positive impacts.

At BT, possibly the most significant event recently has been the ratings upgrades from some of the major research houses.  In particular over the last month we have had an important rating upgrade from van Eyk to ‘A’.

As many of you would be aware, BT has had an outstanding turnaround in investment management performance over the last year, a direct result of the improved fund processes and disciplines implemented in late 2002.

In the InTech performance survey for January 2004, BT’s Australian equities core portfolio was first quartile for both the 3 month and 1 year performance.

Over the last two quarters we have experienced increased retail funds under management, a vast turnaround of the big losses in the periods after the acquisition of BT. The increase in funds is small but the trend is highly encouraging.

Looking at the Wrap platform, the upward growth in funds has continued and we now are now approaching $11 billion in funds under administration, up 13% since September 2003.

Our institutional banking business has also performed well in the new financial year, consistent with the solid economic environment.

The rise in the Australian dollar does not appear to have had a major impact on our business.  As you may expect, there have been some positives and some negatives.  Importantly, we have not seen the rise in the dollar cause any undue stress to our customers that could impact our earnings.

Thank-you again for your attendance.

Ends.

For Further Information

David Lording
Media Relations
Westpac Banking Corporation
Ph: 02 9226 3510
Mb: 0419 683 411